FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated 25 July 2016

UNILEVER PLC

(Translation of registrant’s name into English)

UNILEVER HOUSE, 100 VICTORIA EMBANKMENT,

LONDON EC4Y 0DY, UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 OF UNILEVER N.V. (FILE NO. 333-199023) AND UNILEVER PLC (FILE NO. 333-199023-02) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

By	/s/ T.E. Lovell
T.E. Lovell
Secretary

Date: 25 July 2016

Explanatory Note

Pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, Unilever PLC is today filing a preliminary prospectus supplement with the Securities and Exchange Commission. In connection therewith, Unilever PLC is filing herewith the consent of KPMG LLP, London, United Kingdom, and KPMG Accountants N.V., Amsterdam, the Netherlands, independent registered public accounting firms of Unilever N.V. and Unilever PLC, to the reference to their firms under the heading “Experts” in the preliminary prospectus supplement of Unilever N.V. and Unilever PLC dated July 25, 2016.

Consent of Independent Registered Public Accounting Firms

The Board of Directors

Unilever PLC:

We consent to the reference to our firms under the heading “Experts” in the prospectus supplement dated July 25, 2016, related to the registration statement on Form F-3 of Unilever N.V. (File No. 333-199023) and Unilever PLC (File No. 333-199023-02).

/s/ KPMG LLP	/s/ KPMG Accountants N.V.
London, United Kingdom	Amsterdam, Netherlands

Date: July 25, 2016